UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:

1. Press release dated July 21, 2008, relating to Tongxin International Ltd. to list securities to NASDAQ.

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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ William Zielke
                                       -----------------------------
                                       Name: Willam Zielke
                                       Title: Acting Chief Financial Officer

Date: July 21, 2008


============================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated July 21, 2008, relating to Tongxin International Ltd. to list securities to NASDAQ.

============================================================================

       Tongxin International Ltd. to List Securities on NASDAQ

New York, New York,July 21, 2008-- Tongxin International Ltd. (OTCBB: TXICF) announced that it has received approval to list its securities on the NASDAQ Global Market. The company's common stocks, warrants and units will trade under the symbols, TXIC, TXICW and TXICU, respectively. It is anticipated that the listing date will be later this week and will be announced when confirmed.

About Tongxin International Ltd.

Tongxin International Ltd., is the largest independent supplier of Engineered Vehicle Body Structures ("EVBS") in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments, in addition to designing, fabricating and testing dies used in the manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.

Forward-Looking Statements

Statements contained in this press release, which are not historical fact, including the anticipated date of listing of the Class A Common Stock on the Nasdaq Global Market, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.



Contact: Mr. Rudy Wilson
         Tel: 248 593-8330